Exhibit 99.1

IGI Reports Second Quarter and Half-Year 2021 Financial Results

HAMILTON, Bermuda, August 12, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the second quarter and first six months of 2021.

Highlights for the second quarter and first six months of 2021 include:

(in millions of U.S. Dollars, except percentages and per share information)	Quarter Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Gross written premiums	$166.1	$137.3	$266.8	$236.5
Net premiums earned	$85.5	$67.7	$167.8	$136.2
Net underwriting results	$20.9	$22.9	$48.6	$46.1
Total investment income, net (1)	$3.9	$2.6	$7.9	$5.2
Profit for the period	$5.6	$12.0	$20.1	$11.2
Combined ratio (2)	92.3%	84.0%	88.5%	82.6%
Earnings per share (Basic and Diluted) (3)	$0.11	$0.25	$0.41	$0.26
Return on average equity (annualized) (4)	5.6%	13.5%	10.1%	6.6%
Core operating income (4)	$9.0	$10.3	$23.8	$23.7
Core operating earnings per share (4) (Basic and Diluted)	$0.18	$0.21	$0.49	$0.55
Core operating return on average equity (annualized) (4)	9.0%	11.6%	11.9%	14.0%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “Our results for the second quarter and first half of 2021 provide further confirmation of the successful track record IGI has built over the past 20 years. Premium growth in the second quarter was strong at 21%, after more muted production in the first quarter, with strong profitability for the first half of 2021 reflected in our 88.5% combined ratio.”

“With market conditions holding up well and rate increases across our portfolio at close to 13%, we remain focused on maximizing opportunities. In addition to seeing attractive business in the new contingency line written by our UK subsidiary in London, we recently announced that our subsidiary in Malta has been granted approval by local regulators to begin writing business. Overall, Europe represents a good growth opportunity for IGI and we expect our results in the coming months and years to reflect this. Our Malta subsidiary is already seeing significant interest and activity and we have an experienced team in place to capitalize on opportunities across Europe.”

“We have grown our book value per share by 1.9% for the year to date in 2021, and 17.0% since becoming a public company in March 2020. You will have seen the announcement, made separately, that our Board of Directors has declared an ordinary common share dividend of $0.16 per share in support of our shareholders. I am very pleased with our progress, particularly in what has been an extraordinary and turbulent time for all of us, and we look forward to continuing our track record of generating value for our shareholders over the long-term.”

Results for the Periods Ended June 30, 2021 and June 30, 2020

Net profit for the quarter ended June 30, 2021 was $5.6 million, compared to a net profit of $12.0 million for the quarter ended June 30, 2020.

Core operating income, a non-IFRS measure defined below, was $9.0 million and $10.3 million for the quarters ended June 30, 2021 and June 30, 2020, respectively. The lower core operating income in the second quarter of 2021 when compared to the same period in 2020 is primarily the result of a 6-point increase in the current accident year loss ratio, the majority of which is recorded in the engineering line of the Short-tail Segment and the inward treaty reinsurance portfolio of the Reinsurance Segment. The decline in net underwriting results on a comparative basis was partially offset by an increase in total investment income, net in the quarter ended June 30, 2021 over the comparable period in 2020. The core operating return on average equity (annualized) was 9.0% for the quarter ended June 30, 2021, compared to 11.6% for the quarter ended June 30, 2020.

For the first six months of 2021, net profit was $20.1 million, compared to a net profit of $11.2 million for the first six months of 2020.

Core operating income was $23.8 million for the first six months of 2021 compared to $23.7 million for the comparable period in 2020. While core operating income remained relatively flat in the first six months of 2021 versus the same period in 2020, core operating return on average equity (annualized) was 2.1% lower at 11.9% for the first six months of 2021, compared to 14.0% in the same period in 2020, as a result of a 17.6% increase in average shareholders’ equity in the first six months of 2021, compared with the same period in 2020.

Underwriting Results

Gross written premiums were $166.1 million for the quarter ended June 30, 2021, representing growth of 21.0% compared to $137.3 million for the quarter ended June 30, 2020.

The net claims and claims expense ratio was 56.9% for the quarter ended June 30, 2021, compared to 48.1% for the quarter ended June 30, 2020. This included current accident year net catastrophe losses of $0.4 million or 0.5 points for the quarter ended June 30, 2021, compared to $1.8 million or 2.7 points for the quarter ended June 30, 2020. Prior year development on loss reserves was unfavorable amounting to $1.0 million or 1.2 points for the quarter ended June 30, 2021 driven by deterioration of $2.3 million in the Short-tail Segment, primarily in downstream energy, and $0.5 million in the Reinsurance Segment, partially offset by favorable movement of $1.8 million in the Long-tail Segment, primarily in the Director & Officer (“D&O”) and financial institutions lines of business. This compares to favorable development of $1.2 million or 1.8 points for the quarter ended June 30, 2020.

The combined ratio for the quarter ended June 30, 2021 was 92.3%, compared to 84.0% for the quarter ended June 30, 2020. The quarter-over-quarter increase is primarily the result of the higher current accident year loss ratio of 55.8% in the quarter ended June 30, 2021, compared to 49.8% in the quarter ended June 30, 2020.

For the first six months of 2021, gross written premiums were $266.8 million, an increase of 12.8% compared to $236.5 million for the comparable period in 2020.

The net claims and claims expense ratio was 53.5% for the first six months of 2021, compared to 47.2% for the first six months of 2020. This included current accident year net catastrophe losses of $0.5 million, or 0.3 points for the six months ended June 30, 2021, compared to $2.6 million or 1.9 points for the six months ended June 30, 2020. Prior year development on loss reserves was favorable, amounting to $3.3 million or 2.0 points for the period ended June 30, 2021, driven by favorable movement of $4.7 million in the Long-tail Segment, primarily the professional indemnity and financial institutions lines, partially offset by unfavorable movement of $0.8 million in the Short-tail Segment and $0.5 million in the Reinsurance Segment. This compares to favorable development of $11.2 million or 8.2 points for the period ended June 30, 2020.

The combined ratio for the six months ended June 30, 2021 was 88.5%, compared to 82.6% for the six months ended June 30, 2020, which had benefitted primarily from the weakening of the Pound Sterling against the U.S. dollar.

Segment Results

The Long-tail Segment, which represented approximately 38% of the Company’s gross written premiums for the six months ended June 30, 2021, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability, inherent defects insurance, and general third-party liability (non-U.S. casualty).

Gross written premiums for the second quarter of 2021 in the Long-tail Segment were $63.0 million, representing an increase of 27.8% from the $49.3 million in the second quarter of 2020, reflecting growth primarily in the casualty (non-U.S) line. Net written premiums for the quarter ended June 30, 2021 were $44.2 million, compared to $39.7 million in the comparable quarter in 2020. The net underwriting result for this segment was $9.7 million for the second quarter of 2021, compared to $6.8 million in the second quarter of 2020.

Gross written premiums for the first six months of 2021 in the Long-tail Segment were $101.3 million, representing an increase of 16.3% from the $87.1 million in the first six months of 2020. Net written premiums for the six months ended June 30, 2021 were $74.4 million, compared to $74.1 million in the comparable period in 2020. The net underwriting result for this segment was $22.5 million for the first six months of 2021, compared to $19.4 million in the comparable period in 2020.

The Short-tail Segment, which represented approximately 57% of the Company’s gross written premiums for the six months ended June 30, 2021, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, contingency, construction and engineering, and political violence.

Gross written premiums for the second quarter of 2021 in the Short-tail Segment were $97.5 million, an increase of 16.8% compared to $83.5 million in the second quarter of 2020, reflecting growth in all Short-tail lines except for the property line. Net written premiums for the quarter ended June 30, 2021 were $59.7 million, compared to $47.2 million in the comparable quarter in 2020. The net underwriting result for this segment was $10.1 million for the second quarter of 2021, compared to $13.0 million for the comparable quarter in 2020, primarily driven by an increase in net claims and claims adjustment expenses as well as an increase in net policy acquisition expenses.

Gross written premiums for the first six months of 2021 in the Short-tail Segment were $150.9 million compared to $137.9 million in the comparable period in 2020. Net written premiums for the six months ended June 30, 2021 were $97.7 million, compared to $85.0 million in the comparable period in 2020. The net underwriting result for this segment was $23.5 million for the first half of 2021 compared to $21.4 million in the first half of 2020.

The Reinsurance Segment, which represented approximately 5% of the Company’s gross written premiums for the six months ended June 30, 2021, includes the Company’s inwards reinsurance portfolio.

Gross and net written premiums for the second quarter of 2021 in the Reinsurance Segment were $5.6 million, compared to $4.5 million in the second quarter of 2020. The net underwriting result for this segment was $1.1 million for the second quarter of 2021, compared to $3.1 million in the second quarter of 2020, primarily due to a higher level of net claims and claims adjustment expenses in the second quarter of 2021 compared to the second quarter of 2020.

Gross and net written premiums for the first six months of 2021 in the Reinsurance Segment were $14.6 million, compared to $11.5 million in the comparable period in 2020. The net underwriting result for this segment was $2.6 million for the first six months of 2021, compared to $5.3 million in the comparable period in 2020, primarily due to a higher level of net claims and claims adjustment expenses in the first half of 2021 compared to the same period in 2020.

Foreign Exchange Losses

The loss on foreign exchange for the quarter ended June 30, 2021 was $1.9 million compared to a gain of $3.2 million for the second quarter of 2020. The loss in the current period was primarily driven by currency revaluation recorded in Euro denominated cash, investments and insurance receivable balances led by weakening of the Euro against the U.S. Dollar at June 30, 2021 when compared with December 31, 2020. Other major currencies, in particular, the Pound Sterling and Australian Dollar, remained relatively flat at June 30, 2021 when compared with December 31, 2020, although short-term volatility in these currencies against the U.S. Dollar during the second quarter of 2021 resulted in a net foreign exchange revaluation loss in the Pound Sterling and the Australian Dollar.

The loss on foreign exchange for the first six months of 2021 was $3.2 million compared to a loss of $8.7 million in the first half of 2020. The higher level of loss during the first half of 2020 was driven by weakening in all three of IGI’s other major operating currencies - the Pound Sterling, the Euro, and the Australian Dollar - at the start of the COVID-19 global pandemic in the first quarter of 2020. However, these currencies recorded some recovery in the second quarter of 2020 which resulted in a net forex revaluation gain in that period.

Investment Results

Total investment income was $4.5 million for the second quarter of 2021, compared to $4.7 million in the second quarter of 2020. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of profit from associates) was $3.9 million and $2.6 million for the quarters ended June 30, 2021 and June 30, 2020, respectively. This represented an annualized investment yield of 2.0% for the second quarter of 2021, compared to 1.6% for the corresponding period in 2020, reflecting higher yields on the Company’s fixed income bond portfolio.

For the first six months of 2021, total investment income was $9.7 million compared to $2.6 million in the first half of 2020, the latter being impacted by significant unrealized revaluation losses on investments as a result of the sharp global market dislocation caused by the COVID-19 pandemic in the first quarter of 2020. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of profit from associates) was $7.9 million and $5.2 million for the periods ended June 30, 2021 and June 30, 2020, respectively. This represented an annualized investment yield of 2.0% for the first half of 2021, compared to 1.6% for the corresponding period in 2020, again reflecting higher yields on the Company’s fixed income bond portfolio.

Cash, cash equivalents and term deposits totaled $365.9 million at June 30, 2021, representing 42.9% of the Company’s total investments and cash portfolio, compared to $305.6 million at December 31, 2020, when it represented 39.4%. The total investment and cash portfolio includes cash, cash equivalents and term deposits (cash portfolio), investments, investment in associates, and investment properties.

Total Equity

Total equity at June 30, 2021 was $403.1 million compared to $394.6 million at December 31, 2020. The movement in total equity during the second quarter and six months ended June 30, 2021 is illustrated below:

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions of U.S. Dollars)	2021	2021
Total Equity at beginning of period	$396.0	$394.6
Profit for the period	$5.6	$20.1
Net change in fair value reserves for investments through other comprehensive income	$3.3	$(1.7)
Effect of reclassifying Private Warrants from an equity instrument to a derivative liability at the closing of the business combination on March 17, 2020	$(2.4)	$(2.4)
Issuance of restricted share awards	$0.6	$0.8
Cash dividends declared during the period	-	$(8.3)
Total Equity at June 30, 2021	$403.1	$403.1

In response to the Securities and Exchange Commission (“SEC”) Staff Statement dated April 12, 2021, the Company has reassessed its accounting treatment in respect of warrant instruments. After careful analysis, the Company has concluded that a proportion of its warrants (the “Private Warrants”), totaling 4,500,000 Private Warrants, should have been recorded as a derivative liability instead of equity with a value of $2.4 million at the closing of the business combination with Tiberius Acquisition Corp. (the “Business Combination”) and subsequently remeasured at fair value with the changes recorded in income. The Company has further evaluated the resulting accounting error and does not consider it to be quantitatively or qualitatively material to its financial statements. IGI has corrected the impact of this error by recording the full impact of fair value movement of these Private Warrants from the date of the closing of the Business Combination on March 17, 2020 through June 30, 2021 for an amount of $2.2 million under the line item ‘Change in fair value of derivative financial liability’ in the “Condensed Consolidated Statements of Income” and accordingly resulted in the fair value of the Private Warrants being revalued at $4.6 million at June 30, 2021. The Company’s accounting for its warrants is subject to review by the SEC and could potentially change as a result of SEC comments.

Book value per share was $8.86 at June 30, 2021, representing growth of 1.9% from $8.69 at December 31, 2020.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

(in millions of U.S. Dollars, except for percentages and per share data)	Quarter Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Gross written premiums	$166.1	$137.3	$266.8	$236.5
Reinsurers’ share of insurance premiums	$(56.6)	$(45.9)	$(80.1)	$(65.9)
Net written premiums	$109.5	$91.4	$186.7	$170.6
Net change in unearned premiums	$(24.0)	$(23.7)	$(18.9)	$(34.4)
Net premiums earned	$85.5	$67.7	$167.8	$136.2
Net claims and claim adjustment expenses	$(48.7)	$(32.5)	$(89.8)	$(64.3)
Net policy acquisition expenses	$(15.9)	$(12.3)	$(29.4)	$(25.8)
Net underwriting results	$20.9	$22.9	$48.6	$46.1
Net investment income (1)	$4.3	$5.1	$9.4	$3.0
Share of gain (loss) from associates (1)	$0.2	$(0.4)	$0.3	$(0.4)
General and administrative expenses	$(14.3)	$(12.1)	$(29.3)	$(22.4)
Other expenses, net (2)	$(0.8)	$(2.4)	$(1.6)	$(2.6)
Change in fair value of derivative financial liability	$(2.2)	-	$(2.2)	-
Listing related expenses	-	$(0.9)	-	$(3.4)
Bargain purchase	-	$(2.4)	-	-
(Loss) gain on foreign exchange	$(1.9)	$3.2	$(3.2)	$(8.7)
Profit before tax	$6.2	$13.0	$22.0	$11.6
Income tax	$(0.6)	$(1.0)	$(1.9)	$(0.4)
Profit for the period	$5.6	$12.0	$20.1	$11.2
Basic and diluted earnings per share attributable to equity holders(3)	$0.11	$0.25	$0.41	$0.26

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars)	As at June 30, 2021	As at December 31, 2020
ASSETS
Cash and cash equivalents	$180.1	$133.4
Term deposits	$185.8	$172.2
Insurance receivables	$188.8	$166.6
Investments (4)	$456.5	$438.1
Investment in associates (4)	$11.8	$11.6
Reinsurance share of outstanding claims	$186.6	$187.5
Reinsurance share of unearned premiums	$66.4	$50.1
Deferred excess of loss premiums	$5.4	$17.1
Deferred policy acquisition costs	$61.1	$55.2
Other assets	$11.8	$9.5
Investment properties (4)	$18.8	$20.0
Property, premises and equipment	$12.9	$13.2
Intangible assets	$5.5	$4.7
TOTAL ASSETS	$1,391.5	$1,279.2

LIABILITIES
Gross outstanding claims	$545.1	$492.3
Gross unearned premiums	$312.5	$277.2
Insurance payables	$93.6	$83.5
Other liabilities	$20.5	$20.5
Derivative financial liability	$4.6	-
Deferred tax liabilities	$0.2	$0.1
Unearned commissions	$11.9	$11.0
TOTAL LIABILITIES	$988.4	$884.6

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$158.5	$157.6
Warrants	$6.8	$9.2
Foreign currency translation reserve	$(0.3)	$(0.3)
Fair value reserves	$16.4	$18.2
Retained earnings	$221.2	$209.4
TOTAL EQUITY	$403.1	$394.6
TOTAL LIABILITIES AND EQUITY	$1,391.5	$1,279.2

International General Insurance Holdings Ltd.

Supplementary Financial Information – Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Ratios
Net claims and claims expense ratio (a)	56.9%	48.1%	53.5%	47.2%
Net policy acquisition expense ratio (b)	18.6%	18.1%	17.5%	19.0%
General and administrative expense ratio (c)	16.8%	17.8%	17.5%	16.4%
Expense ratio (d)	35.4%	35.9%	35.0%	35.4%
Combined ratio (e)	92.3%	84.0%	88.5%	82.6%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the net claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at June 30, 2021	As at December 31, 2020
Cash and cash equivalents and term deposits	$365.9	$305.6
Total investments (4)	$487.1	$469.7
Total Investments and cash portfolio	$853.0	$775.3

Common shares outstanding (in millions)*	48.9	48.5
Minus: Unvested shares (in millions)**	3.4	3.1
Number of vested common outstanding shares (in millions) (a)	45.5	45.4

Total equity (b)	$403.1	$394.6
Book value per share (b)/(a)	$8.86	$8.69

*	Common shares issued and outstanding as at June 30, 2021 and December 31, 2020 are as follows:

No. of shares as at
June 30, 2021
Common shares as of December 31, 2020	45,426,251
Vested restricted shares awards	44,833
Common shares as of June 30, 2021	45,471,084

Earnout shares as of June 30, 2021	3,012,500
Unvested restricted share awards as of June 30, 2021	399,857
Total unvested shares as of June 30, 2021	3,412,357
Total Common shares outstanding	48,883,441

No. of shares as at December 31, 2020

Common shares as of December 31, 2020	45,426,251

Earnout shares as of December 31, 2020	3,012,500
Unvested restricted share awards as of December 31, 2020	134,500
Total unvested shares as of December 31, 2020	3,147,000
Total Common shares outstanding	48,573,251

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25 and are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share awards were issued in 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and are entitled to dividends and voting rights. However, the Restricted Shares awards are non-transferable by their holders until they vest as per the respective Restricted Shares Award Agreements. As at June 30, 2021, the vesting conditions attached to both Earnout Shares and unvested Restricted Shares awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended June 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$63.0	$97.5	$5.6	$166.1
Reinsurers’ share of insurance premiums	$(18.8)	$(37.8)	-	$(56.6)
Net written premiums	$44.2	$59.7	$5.6	$109.5
Net change in unearned premiums	$(2.3)	$(22.3)	$0.6	$(24.0)
Net premiums earned	$41.9	$37.4	$6.2	$85.5

Net claims and claim adjustment expenses	$(24.7)	$(19.9)	$(4.1)	$(48.7)
Net policy acquisition expenses	$(7.5)	$(7.4)	$(1.0)	$(15.9)
Net underwriting results	$9.7	$10.1	$1.1	$20.9

For the quarter ended June 30, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$49.3	$83.5	$4.5	$137.3
Reinsurers’ share of insurance premiums	$(9.6)	$(36.3)	-	$(45.9)
Net written premiums	$39.7	$47.2	$4.5	$91.4
Net change in unearned premiums	$(7.4)	$(16.4)	$0.1	$(23.7)
Net premiums earned	$32.3	$30.8	$4.6	$67.7

Net claims and claim adjustment expenses	$(19.4)	$(12.3)	$(0.8)	$(32.5)
Net policy acquisition expenses	$(6.1)	$(5.5)	$(0.7)	$(12.3)
Net underwriting results	$6.8	$13.0	$3.1	$22.9

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the six months ended June 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$101.3	$150.9	$14.6	$266.8
Reinsurers’ share of insurance premiums	$(26.9)	$(53.2)	-	$(80.1)
Net written premiums	$74.4	$97.7	$14.6	$186.7
Net change in unearned premiums	$8.3	$(23.9)	$(3.3)	$(18.9)
Net premiums earned	$82.7	$73.8	$11.3	$167.8

Net claims and claim adjustment expenses	$(46.2)	$(36.7)	$(6.9)	$(89.8)
Net policy acquisition expenses	$(14.0)	$(13.6)	$(1.8)	$(29.4)
Net underwriting results	$22.5	$23.5	$2.6	$48.6

For the six months ended June 30, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$87.1	$137.9	$11.5	$236.5
Reinsurers’ share of insurance premiums	$(13.0)	$(52.9)	-	$(65.9)
Net written premiums	$74.1	$85.0	$11.5	$170.6
Net change in unearned premiums	$(9.1)	$(22.2)	$(3.1)	$(34.4)
Net premiums earned	$65.0	$62.8	$8.4	$136.2

Net claims and claim adjustment expenses	$(32.4)	$(30.2)	$(1.7)	$(64.3)
Net policy acquisition expenses	$(13.2)	$(11.2)	$(1.4)	$(25.8)
Net underwriting results	$19.4	$21.4	$5.3	$46.1

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income and share of loss from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income, net, used to calculate investment yield:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net investment income*	$4.3	$5.1	$9.4	$3.0
Share of profit (loss) from associates	$0.2	$(0.4)	$0.3	$(0.4)
Total investment income	$4.5	$4.7	$9.7	$2.6
Minus
Realized gain on investments	$0.3	$1.5	$0.2	$1.5
Unrealized gain (loss) on investments	$0.8	$1.8	$2.1	$(2.9)
Fair value loss on investment properties	$(0.7)	$(0.7)	$(0.8)	$(0.7)
Expected credit losses on investments	-	$(0.1)	-	$(0.1)
Share of profit (loss) from associates	$0.2	$(0.4)	$0.3	$(0.4)
Total investment income, net (a)	$3.9	$2.6	$7.9	$5.2

Average investments and cash portfolio, at cost (b)	$797.0	$656.5	$787.2	$633.2
Investment Yield (a) / (b) annualized	2.0%	1.6%	2.0%	1.6%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars)	2021	2020	2021	2020
Other revenues	$0.6	-	$1.0	$0.1
Other expenses	$(0.8)	$(0.2)	$(1.5)	$(0.6)
Impairment loss on insurance receivables	$(0.6)	$(2.2)	$(1.1)	$(2.1)
Other expenses, net	$(0.8)	$(2.4)	$(1.6)	$(2.6)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2021	2020	2021	2020
Profit for the period	$5.6	$12.0	$20.1	$11.2
Minus: Profit attributable to the Earnout Shares	$0.3	$0.7	$1.2	$0.7
Minus: Profit attributable to the Restricted Shares	$0.1	-	$0.2	-
Net profit for the period available to common shareholders (a)	$5.2	$11.3	$18.7	$10.5
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	40.6
Basic and diluted earnings per share (a/b)	$0.11	$0.25	$0.41	$0.26

(4)	Includes the following:

	As at
(in millions of U.S. Dollars)	June 30, 2021	December 31, 2020
Investments	$456.5	$438.1
Investment properties	$18.8	$20.0
Investments in associates	$11.8	$11.6
Total investments	$487.1	$469.7

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, Management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2021	2020	2021	2020
Net premiums earned (a)	$85.5	$67.7	$167.8	$136.2
Net Claims and claims adjustment expenses (b)	$(48.7)	$(32.5)	$(89.8)	$(64.3)
Net Policy acquisition expenses (c)	$(15.9)	$(12.3)	$(29.4)	$(25.8)
General and administrative expenses (d)	$(14.3)	$(12.1)	$(29.3)	$(22.4)
Prior year adverse/ (favorable) development (e)	$1.0	$(1.2)	$(3.3)	$(11.2)
Catastrophe (CAT) losses (f)	$0.4	$1.8	$0.5	$2.6

Combined ratio ((b+c+d)/a)*	92.3%	84.0%	88.5%	82.6%
Minus: CAT losses on an accident year basis (f/a)	0.5%	2.7%	0.3%	1.9%
Minus: Prior year development (favorable)/unfavorable (e/a)	1.2%	(1.8)%	(2.0)%	(8.2)%
Accident year combined ratio prior to CAT losses	90.6%	83.2%	90.2%	88.9%

*	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the ‘Condensed Consolidated Statements of Income’ from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

(in millions of U.S. Dollars, except for percentages and per share data)	Quarter Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Profit for the period	$5.6	$12.0	$20.1	$11.2
Reconciling items between profit for the period and core operating income:
Realized gains on investments (tax adjusted) (i)	$(0.4)	$(1.3)	$(0.2)	$(1.4)
Expected credit losses on investments	-	$0.1	-	$0.1
Unrealized (gain) loss on investments (tax adjusted) (i)	$(0.8)	$(1.6)	$(2.0)	$2.5
Losses on investment properties	$0.7	$0.7	$0.8	$0.7
Change in fair value of derivative financial liability	$2.2	-	$2.2	-
Listing related costs	-	$0.9	-	$3.4
Bargain purchase	-	$2.4	-	-
Loss (gain) on foreign exchange (tax adjusted) (i)	$1.7	$(2.9)	$2.9	$7.2
Core operating income	$9.0	$10.3	$23.8	$23.7
Average shareholders’ equity (ii)	$399.6	$355.1	$398.9	$339.2
Core operating return on average equity (annualized) (iii)	9.0%	11.6%	11.9%	14.0%
Basic and diluted core operating earnings per share (iv)	$0.18	$0.21	$0.49	$0.55
Return on average equity (annualized) (v)	5.6%	13.5%	10.1%	6.6%

i.	Represents a non-IFRS financial measure as the line-item balances reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Average shareholders’ equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the quarter divided by average shareholders’ equity, and core operating income for the six months divided by average shareholders’ equity respectively.

iv.	Represents core operating income attributable to vested common shares dividend by weighted average number of shares – basic and diluted as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2021	2020	2021	2020
Core operating income	$9.0	$10.3	$23.8	$23.7
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$0.6	$0.6	$1.5	$1.5
Minus: Core operating income attributable to the Restricted Shares Awards subject to vesting	$0.1	-	$0.2	-

Core operating income for the period attributable to vested equity holders (a)	$8.3	$9.7	$22.1	$22.2

Weighted average number of common shares – basic and diluted (in millions of shares) (b)	45.5	45.4	45.5	40.6
Basic and diluted core operating earnings per share (a/b)	$0.18	$0.21	$0.49	$0.55

v.	Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year. IGI’s objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The Company has posted a Second Quarter 2021 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

---

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

---

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities’ prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com